Exhibit 99.2

8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com

Security Class

Holder Account Number

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Voting Instruction Form ("VIF") - Annual General and Special Meeting to be held on June 18, 2014

NON-REGISTERED (BENEFICIAL) SECURITYHOLDERS

1.	We are sending to you the enclosed proxy-related materials that relate to a meeting of the holders of the series or class of securities that are held on your behalf by the intermediary identified above. Unless you attend the meeting and vote in person, your securities can be voted only by management, as proxy holder of the registered holder, in accordance with your instructions.
2.	We are prohibited from voting these securities on any of the matters to be acted upon at the meeting without your specific voting instructions. In order for these securities to be voted at the meeting, it will be necessary for us to have your specific voting instructions. Please complete and return the information requested in this VIF to provide your voting instructions to us promptly.
3.	If you want to attend the meeting and vote in person, please write your name in the place provided for that purpose in this form. You can also write the name of someone else whom you wish to attend the meeting and vote on your behalf. Unless prohibited by law, the person whose name is written in the space provided will have full authority to present matters to the meeting and vote on all matters that are presented at the meeting, even if those matters are not set out in this form or the information circular. Consult a legal advisor if you wish to modify the authority of that person in any way. If you require help, please contact the Registered Representative who services your account.
4.	This VIF should be signed by you in the exact manner as your name appears on the VIF. If these voting instructions are given on behalf of a body corporate set out the full legal name of the body corporate, the name and position of the person giving voting instructions on behalf of the body corporate and the address for service of the body corporate.
5.	If this VIF is not dated, it will be deemed to bear the date on which it is mailed by management to you.
6.	When properly signed and delivered, securities represented by this VIF will be voted as directed by you, however, if such a direction is not made in respect of any matter, the VIF will direct the voting of the securities to be made as recommended in the documentation provided by Management for the meeting.
7.	This VIF confers discretionary authority on the appointee to vote as the appointee sees fit in respect of amendments or variations to matters identified in the notice of meeting or other matters as may properly come before the meeting or any adjournment thereof.
8.	Your voting instructions will be recorded on receipt of the VIF.
9.	By providing voting instructions as requested, you are acknowledging that you are the beneficial owner of, and are entitled to instruct us with respect to the voting of, these securities.
10.	If you have any questions regarding the enclosed documents, please contact the Registered Representative who services your account.
11.	This VIF should be read in conjunction with the information circular and other proxy materials provided by Management.

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VIFs submitted must be received by 10:00 am, Eastern Time, on June 16, 2014.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

If you vote by telephone or the Internet, DO NOT mail back this VIF.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may choose an appointee other than the Management appointees named on the reverse of this VIF. Instead of mailing this VIF, you may choose one of the two voting methods outlined above to vote this VIF.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER

17AP14045.nobo.E.sedar/000001/000001/i

Appointee(s)
I/We, being holder(s) of Wi-LAN Inc. (the "Corporation") or "WiLAN"
hereby appoint: James D. Skippen, President and Chief Executive Officer, or
 failing him, Prashant R. Watchmaker, Vice-President, Corporate Legal &
Corporate Secretary	OR	If you wish to attend in person or appoint someone else to attend on your behalf, print your name or the name of your appointee in this space (see Note #3 on reverse).

as my/our appointee to attend, act and to vote in accordance with the following direction (or if no directions have been given, as the appointee sees fit) and all other matters that may properly come before the Annual General and Special Meeting of Wi-LAN Inc. to be held at the Brookstreet Hotel, 525 Legget Drive, Ottawa, Ontario K2K 2W2 on June 18, 2014 at 10:00 a.m. (Ottawa time) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors

	For	Withhold		For	Withhold		For	Withhold

01. James Douglas Skippen	☐	☐	02. Dr. Michel Tewfik Fattouche	☐	☐	03. John Kendall Gillberry	☐	☐

04. William Keith Jenkins	☐	☐	05. W. Paul McCarten	☐	☐	06. Richard J. Shorkey	☐	☐

07. Robert S. Bramson	☐	☐	08. Jim Roche	☐	☐		☐	☐

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	For	Withhold

2. Appointment of Auditors
To appoint PricewaterhouseCoopers LLP as the auditors of the Corporation and to authorize the directors of the Corporation to fix the auditor's remuneration.	☐	☐

	For	Against

3. Shareholder Rights Plan

To consider and, if thought appropriate, to approve, with or without variation, a resolution, as set forth in WiLAN’s May 19, 2014 Management Information Circular (the “Circular”), to ratify the continued existence of WiLAN’s April 27, 2011 shareholder rights plan until the date on which the annual meeting of WiLAN shareholders is held in 2017.

	☐	☐

	For	Against

4. Reduction in Corporation's Common Shares
To consider and, if thought appropriate, to approve, with or without variation, a special resolution, as set forth in the Circular, to authorize a reduction in the stated capital account of the Corporation’s common shares in the amount of $120 million.	☐	☐

	For	Against

5. Amendments to By-Law No. 1 and Adoption of New By-Law No. 2

To consider and, if thought appropriate, to approve, with or without variation, resolutions, as set forth in the Circular, to ratify certain amendments to WiLAN’s By-Law No. 1 and to adopt the Corporation’s new By-Law No. 2, being a by-law relating to advance notice requirements for shareholders’ meetings in certain circumstances, all as more particularly described in the Circular.

	☐	☐

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Authorized Signature(s) - This section must be completed for your instructions to be executed.	Signature(s)	Date
If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this VIF with signing capacity stated.		DD / MM / YY

Interim Financial Statements - Mark this box if you would like to receive Interim Financial Statements and accompanying Management’s Discussion and Analysis by mail.	☐	Annual Financial Statements - Mark this box if you would like to receive the Annual Financial Statements and accompanying Management’s Discussion and Analysis by mail.	☐

If you are not mailing back your VIF, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

██ WINQ 188957	AR1